UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill New Finance Limited (the “Issuer”) Announces Confirmation of Pre-Packaged Financial Restructuring

Hamilton, Bermuda | January 12, 2022 – Seadrill Limited (“Seadrill” or the “Company”) (OSE: SDRL, OTCPK: SDRLF) and the Issuer today announce that the Issuer has successfully received approval from the U.S. Bankruptcy Court for the Southern District of Texas (the “Court”) for its “one-day” chapter 11 restructuring. The Court confirmed the Issuer’s chapter 11 plan of reorganization (the “Plan”), which received nearly unanimous support from existing stakeholders. The Plan provides the Issuer with financial and strategic flexibility and stability by amending and extending the Issuer’s secured notes, effectuating a transfer of majority ownership of the Issuer from the wider Seadrill group to the secured noteholders, and facilitating the entry into management agreements with Seadrill for the continued provision of management services and operational support to the Issuer and its subsidiaries. The Plan also provides for the satisfaction of all trade, customer, and other non-funded debt claims in full in the ordinary course of business. Benefitting from both the new ownership structure and the continuity provided by the Seadrill group, the Issuer expects to continue to focus on maximizing value for all stakeholders from its portfolio of investments including the Seabras Sapura JV and the SeaMex group.

The key terms of the Plan include:

•

the release by the holders of the Issuer’s 12.0% Senior Secured Notes due 2025 (the “Noteholders” and the “Notes”, respectively) of all existing guarantees and security and claims (if any) with respect to Seadrill and its subsidiaries (excluding the Issuer and certain of its subsidiaries);

•

the Noteholders receiving 65% of pro forma equity in the Issuer, with Seadrill Investment Holding Company (a subsidiary of Seadrill) retaining the remaining 35% of pro forma equity in the Issuer, which shall effect a separation of the Issuer and its subsidiaries (including the Seabras Sapura assets and the SeaMex group) from the consolidated Seadrill group;

•

the Noteholders will have appointment rights in respect of 4 out of 5 of the Issuer’s directors on the board of the restructured Issuer’s group, with the remaining director to be appointed by Seadrill;

•	new notes will be issued pro rata to Noteholders on amended terms including:

•	maturity date: July 15, 2026

•	interest: either (a) 9.0%, consisting of (i) 3.00% cash interest plus (ii) 6.00% PIK interest, or (b) 10.0% PIK, in each case payable quarterly

•	call protection: redemption price:

•	prior to July 15, 2022: 105%

•	on or after July 15, 2022: 102%

•	on July 15, 2023 and thereafter: 100%;

•	the Noteholders will have a first priority right to fund any additional liquidity needs of the Issuer or its affiliates; and

•	Seadrill will continue to provide certain management services to the Issuer’s group.

Confirmation of the Issuer’s Plan brings the Seadrill group one step closer to finalizing the comprehensive restructuring of the Seadrill group. The Issuer expects to emerge from chapter 11 in the near term. Seadrill’s chapter 11 plan of reorganization was confirmed by the Court in October 2021 and is anticipated to go effective in the first quarter of 2022.

Copies of the Plan and Disclosure statement are available at the following website: https://cases.primeclerk.com/SeadrillNewFinance/.

Kirkland & Ellis LLP and Slaughter and May are serving as legal advisors to the Issuer in connection with the restructuring. Akin Gump Strauss Hauer & Feld are serving as legal advisors to an ad hoc group of the Noteholders (the “Ad Hoc Group”), and Ducera Partners LLC are serving as the Ad Hoc Group’s financial adviser.

This announcement relates to Seadrill New Finance Limited and is not expected to impact the recoveries existing shareholders of Seadrill Limited will receive under the Seadrill Limited Plan. Consummation of the Seadrill Limited Plan is subject to a number of customary terms and conditions, including court approval, which was obtained on October 26, 2021.

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations across the globe. Seadrill’s high quality, technologically advanced fleet spans all asset classes allowing its experienced crews to conduct its operations from shallow to ultra-deep-water environments. The Company operates 37 rigs, which includes drillships, jack-ups and semi-submersibles.

Seadrill is listed on the Oslo Børs and OTC Pink markets. For more information, visit https://www.seadrill.com/.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s regulatory filings and periodical reporting. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

For further information, please contact:

Media questions should be directed to:

Sara Dunne

Director of Communications

communications@seadrill.com

+ 1 281 630 7064

Analyst questions should be directed to:

Hawthorn Advisors

seadrill@hawthornadvisors.com

+44 (0) 203 7454960

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: January 12, 2022	By:	/s/ Stuart Jackson
Name: Stuart Jackson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

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